77(c) Van Kampen Disciplined Small Cap Value Fund

     A Special Meeting of Shareholders of the Van Kampen Disciplined Small Cap Value Fund (the "Fund"), a Delaware trust, was held at the offices of Van Kampen Investments Inc., 1 Parkview Plaza, Oakbrook Terrace, IL 60181, on Tuesday, August 19, 2008, at 10:00 a.m. for the purpose of approving the reorganization, liquidation and dissolution of the Fund (the "Proposal").

     The Proposal requested shareholders to approve the liquidation and dissolution of the Van Kampen Disciplined Small Cap Value Fund pursuant to a Plan of Liquidation and Dissolution.

     Having received the necessary vote, the approval of the reorganization of the Fund pursuant to an Agreement and Plan of Reorganization was approved with the following results: Affirmative:
516,319.224 shares; Against: 234,630 shares; Abstaining: 0.00 shares.